To:      Gary Newberry
         United States Security and Exchange Commission
         Division of Corporation Finance


From:    Mr. Bradley T. MacDonald
         Chief Executive Officer
         Medifast, Inc.


                  Re:  Medifast, Inc.
                  Form 10-KSB, filed March 14, 2005
                  Form 10-Q for Fiscal Quarters Ended March 31, 2005 Response Letter Dated May 20, 2005 Form 10-KSB/A filed May 31, 2005 File No. 1-31573



Dear Mr. Newberry,

We have reviewed your letter dated June 8, 2005 regarding the items above. Below please find our responses to your comments. Thank you for you consideration in allowing us to enhance our disclosures in future filings, and not have to amend our 10-KSB/A again for the year-ended December 31, 2004.


      Form 10-KSB for the year ended December 31, 2004

      Business Page 4

      1. We have considered your response to our prior comment two and the revised disclosures made based on our prior comments eight and nine with regard to the acquisition of Consumer Choice Systems, Inc. and Hi-Energy Weight Control Centers in 2003. It does not appear that your revised disclosures address the requirements of FAS 141, paragraphs 51 and 54. These requirements deal with the nature, reason, and cost of a business combination and specific pro forma disclosures as the effect of such a business combination. Please revise the footnotes to your financial statements to provide all the disclosures required under FAS 141, paragraphs 51 and 54 for your acquisitions of Consumers Choice Systems, Inc. and Hi-Energy Weight Control Centers in 2003.

            We have reviewed our acquisition of Hi-Energy Weight Control Centers on November 7, 2003 and our acquisition of Consumers Choice Systems, Inc. on June 11, 2003, which were both asset purchase agreements. We assessed the materiality of both and tested whether the assets of the acquired entities represented greater than 10% of Medifast, Inc's consolidated assets as of December 31, 2003. Individually, the assets acquired in each acquisition were less than 10% of Medifast, Inc's consolidated assets as of December 31, 2003. As part of our amended 10-KSB/A for the year-ended December 31, 2004 as filed on May 31, 2005, we enhanced and detailed our disclosures to reflect the amount of customer lists, non-compete agreements, trademarks and patents, and goodwill, along with their accumulated amortization and amortization expense as of December 31, 2004 and 2003. In future filings we will continue to enhance our disclosures by providing a detailed break out of intangible assets for Hi-Energy Weight Control Centers and Consumers Choice Systems, Inc.



      2. We have considered your response and the revised disclosures made based on our prior comment nine. Please revise your Footnote E to disclose the estimated amortization expense for each of the five succeeding fiscal years as required by FAS 142, paragraph 45a. (3).

            Amortization expense of intangible assets in future years based upon recorded amounts as of December 31, 2004 will be $669,000, $513,000, $360,000, $335,000, and $210,000 for 2005 through 2009, respectively.

            We will include this disclosure in all future filings starting on June 30, 2005 to disclose the estimated amortization expense for each of the five succeeding fiscal years as required by FAS 142, paragraph 45a (3).